Galea Life Sciences


June 22, 2010

US Securities and Exchange Commission
Washington DC 20549


     Re:  Galea Life Sciences, Inc.
          Amendment No.1 to Registration Statement on Form 10
          Filed November 30, 2009
          File No. 000-15076

Ladies and Gentlemen:

Further to your comment letter dated December 30, 2009 please see the Company's responses set forth below. The Company's responses follow the reproduction of each question from your comment letter.

     General
     -------

     1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement on Form 10 filed on September 29, 2009 became effective by operation of law sixty days after you filed your registration statement. Accordingly, you are now required to file all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. Please confirm your understanding.

          The Company acknowledges that it must file reports mandated by Section 12(g) of the Securities Exchange Act of 1934.

     2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

          No Answer Required

     3. Throughout the registration statement, you cite various estimates, statistics and other figures. In the registration statement, please attribute the below statements and other similar statements to the source from which you obtained the information. Where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

          o Page 1: "The Tri-State area has the largest HIVI AIDS population (over 400,000) in the United States."

               Statement has been revised, with the source of such information now included in the text of the filing.

          o Page 2: "Assuming we complete Medicaid pharmacy approval in all key states, we estimate that Nutraplete will be available to over 950,000 people living with HIV/AIDS, representing about 75% percent of the total estimated U.S. population of people living with HIV/AIDS."

               Statement has been revised, eliminating numerical estimates.

          o Page 10: "This year MOMS Pharmacy intends to expand this program to New York and Florida, which would potentially bring Nutraplete to an additional 30,000 patients."

               Statement has been revised and eliminating numerical estimates.

          Please also expand your disclosure regarding your estimate of availability of Nutraplete in key states on page 2 and your expansion of the program to New York and Florida to clarify, if true, that the company has not generated any revenues to date from sales of its products to retail customers.

          The disclosure has been clarified with regard to the states in which Nutraplete will be available and that the company has not generated any revenues by sales to retail customers and all revenue is related to sales for clinical evaluations.

     Item 1. Business. page 1
     ------------------------

     4. Please revise your disclosure under "Business Development & History" to clarify that from February 8, 1996 to July 31, 2009 you have had an aggregate of $59,018 in revenues, all of which were from sales of products purchased for clinical evaluations and not sold at retail and, as of July 31,2009, you have a stockholder's deficit of $5,464,135.

          The disclosure has been amended consistent with this comment.

     5. Please clarify throughout your registration statement whether your products are currently available for retail purchase through Allion Healthcare, Inc. If your products are currently available through Allion Healthcare, Inc., please expand your disclosure to clarify why you have not generated revenue from these sales from inception through July 31,2009. If your products are not currently available for retail purchase, please disclose when you expect them to be available.

          We provided clarification throughout the filing that Nutraplete is not currently available through MOMS Pharmacy for retail sales. We have indicated that it is expected to be available via retail sales in the third quarter 2010.

     6. You disclose that your flagship product is Nutraplete(TM). It does not appear that you have disclosed any other products in this registration statement. Please revise your disclosure throughout to clarify that this is your only product.

          This registration statement has been amended consistent with this comment.

     7. You state that Nutraplete(TM) is considered a "functional food" and includes pharmaceutical grade supplements. Please expand your disclosure here and on page 8 to clarify what you mean by the terms functional foods and pharmaceutical.

          These terms have been removed to avoid confusion.

     8. Please expand your disclosure on page 1 to disclose all the material terms of your Exclusive Distributorship Agreement with Allion Healthcare, Inc., including, but not limited to any payment provisions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions.

          The terms of the Exclusive Distributorship Agreement with Allion have been added to this section.

     9. On page 1, you disclose that about 99% of the people MOMS' serves are Medicaid recipients. On page 9, however, you disclose that nearly 90% of the people MOMS' serves are Medicaid recipients. Please revise to remove this inconsistency.

          This disclosure has been revised to reflect that nearly 90% of the people MOMS serves are Medicaid recipients.

     10. You disclose that Nutraplete contains Immunolin, a patented product. Please expand your disclosure to include the number of patents related to this product and the expiration dates and jurisdictions of those patents. See Item 101(c)(1)(iv) of Regulation S-K.

          We have removed the reference to the patent for Immunolin to avoid confusion as Immunolin is used under a license agreement and it is not the property of the Company.

     11. You disclose that Immunolin is licensed from All American Pharmaceutical & Natural Foods Corporation. Please expand your disclosure to describe the material terms of this license agreement, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. Please also file a copy of this agreement as an exhibit to this registration statement pursuant to
          Item 60 I (b)(1 0) of Regulation S- K.

          We have included the terms of the license agreement for Immunolin. The agreement is cancellable by the Licensor at any time, is non-exclusive and does not contain any royalty or payment provisions.

     12. You disclose that Nutraplete has applications in vast new markets, including chemotherapy, infirmity (elderly), gastric bypass and other immune system- comprised conditions. Please disclose your reasonable basis for this statement or consider deleting it.

          We have changed this disclosure to reflect the Company's exploration of potential new markets based upon those patient categories require the same or similar nutritional benefit as provided by Nutraplete.

     13. On page 10, you disclose that you are conducting clinical evaluations in Miami and Seattle, which you anticipate will provide evidence of Nutraplete's efficacy and benefits to people living with HIV/AIDS. Please revise your disclosure here to provide a detailed description of these clinical evaluations, including, but not limited to, the number of people involved, duration of the evaluation, the items evaluated or measured and the status of the evaluations. Please remove the statement that "you anticipate will provide evidence of Nutraplete's efficacy and benefits to people living with HIV/AIDS" or disclose your reasonable basis for the statement.

          We have updated this section to state: The Seattle Nutraplete Evaluation is comprised of 20 participants. The objective is to assess the efficacy of adding Nutraplete to stable HIV-1 infected individuals. The evaluation period is from 60 to 90 days, depending on the individual. Results will be based physical examination, lab results and quality of life data. This evaluation portion has been completed and we are currently in the final data evaluation stages. The Miami evaluation is currently in the planning/protocol development stages.

     14. Please disclose the number of people which you employ. If any of those employees are not full time employees, please disclose an estimate of the amount of time, or the percentage of his or her time, that he or she will be able to devote to your affairs.

          The only full time employee is Paul Zuromski. At present he receives no compensation beyond stock awards. Works approximately 40 hours per week with Galea. Consultants are used on an as-needed basis.

          Item 1A. Risk Factors, page 3
          -----------------------------

     15. Please expand your disclosure to include separate appropriately headed risk factors that disclose the following risks and all consequences of those risks:

          a.   your dependence on one product;
          b.   your dependence on one distributor;
          c. your only revenues from February 8, 1996 through July 31,2009 amount to $59,018 were from sales of products purchased for clinical evaluations and not sold at retail;
          d. as of July 31,2009, you have a stockholder's deficit of$5,464,135;

          e. the fact that your auditor has expressed substantial doubt regarding your ability to continue as a going concern and the consequences in terms of your ability to raise capital or borrow money;
          f. your dependence upon monthly funding from your existing debt holders, including all the factors listed on the top of page 26;
          g. as disclosed on page 10, you estimate that you will require $2.5 million as proceeds from the Private Placement Memorandum to fund operations and marketing initiatives;
          h. the fact that as of October 31, 2008, you were in default on the debentures that you have issued; and
          i. the fact that in October 2008, you accepted an offer of settlement with the U.S. Securities and Exchange Commission in connection with an administrative proceeding instituted pursuant to Section 12(j) of the Securities and Exchange Act of 1934 that resulted in revocation of the registration of each class of your securities. Please also include in this risk factor a list of each of the filings the company failed to file prior to this administrative proceeding and each of the risks to the company in failing to file the reports mandated by Section 12(g) of the Securities Exchange Act of 1934.

          We have added the above Risk Factors to our Registration Statement.

     16. To the extent that you have experienced significant delays in the delivery or manufacture of your goods or a failure to comply with regulations, please revise your disclosure to describe those delays, the reasons for the delays and any consequences of those delays.

          We have removed the risk factor title: "WE OPERATE ON VERY TIGHT DELIVERY SCHEDULES .. .," and have added a risk factor "OUR THIRD-PARTY MANUFACTURERS MAY NOT CONTINUE TO PRODUCE PRODUCTS THAT ARE CONSISTENT WITH OUR STANDARDS OR APPLICABLE REGULATORY REQUIREMENTS, WHICH COULD HARM OUR BRAND, CAUSE CUSTOMER DISSATISFACTION AND REQUIRE US TO FIND ALTERNATIVE SUPPLIERS OF OUR PRODUCTS."

     17. To the extent that you have experienced difficulties in attracting, retaining or motivating management and personnel in the past three years, please revise your disclosure to describe those difficulties, the reasons for the difficulties any adverse consequences of these difficulties.

          We have not had difficulty attracting, retaining or motivating management and personnel in the past three years.

     18. If you are aware of any claims or litigation against your current product, please revise to disclose the parties involved, claims made and recovery sought.

          We are not aware of any claims or litigation against our current product

     "OUR PREFERRED STOCK MAY BE USED TO AVOID ... ," page 8
     --------------------------------------------------------

     19. You disclose that your Certificate of Incorporation authorizes the issuance of 25,000,000 shares of preferred stock. The Articles of Amendment dated February 5, 2009 and included in Exhibit 3.1 state that 20,000,000 million shares of preferred stock are authorized. Please revise to remove this inconsistency.

     This has been corrected to reflect that 20,000,000 shares are authorized

     Item 2. Financial Information
     -----------------------------
     Management's Discussion and Analysis of Financial Condition and Results of
     --------------------------------------------------------------------------
     Operations, page 8
     ------------------

     20. Revise your disclosure to include a discussion of your Liquidity, Capital Resources, and Results of Operations within Management's Discussion and Analysis. In this regard, please remove the discussion of results of operations and liquidity currently included in the audited financial statements. Refer to Item 303 of Regulation S-K, and address the following:

          o Your discussion should cover the two-year period ended October 31, 2008;
          o Disclose any material changes in financial condition from the end of your preceding fiscal year, October 31, 2008, to the date of your most recent interim balance sheet provided, July 31,2009, and any material changes in results of operations with respect to the three and nine months ended July 31, 2009 and the corresponding year-to-date of the preceding fiscal year; and
          o If material changes in your results of operations are a result of several factors, please quantify the amount of change due to each factor. Please specifically consider this in your disclosure regarding general and administrative expenses. Refer to FRC
               Section 501.04.

          The disclosure has been revised consistent with this comment.

     Overview, page 8
     ----------------

     21. You disclose that you intend for the company's stock to begin trading on the OTC Bulletin Board, if and when the company clears SEC comments on the Form 10, and FINRA has accepted the company's stock for quotation. Please revise your disclosure here and on page 13 to clarify if the company has submitted an application for trading on the OTC Bulletin Board. If you have not submitted an application, please disclose when you intend to file an application.

          We have added a sentence stating that no application to the OTC Bulletin Board has yet been made.

     Plan of Operation, page 10
     --------------------------

     22. You disclose that you estimate that you will require $2.5 million as proceeds from the Private Placement Memorandum to fund operations and marketing initiatives. Please disclose the terms and status of the Private Placement Memorandum. We may have further comments based on your response.

          We no longer have a reference to the need for $2.5 million to fund operations and have adjusted our plan accordingly.

     Item 4. Security Ownership of Certain Beneficial Owners and Management,
     -----------------------------------------------------------------------
     page II
     -------

     23. Please revise this table to disclose the natural person(s) who have voting control over the shares owned by Trafalgar Capital Specialized Investment Fund.

          The table now discloses that Andrew Garai is the natural person who has voting control over the shares owned by Trafalgar Capital Specialized Investment Fund.

     Item 5. Directors and Executive Officers, page 11
     -------------------------------------------------

     24. Please revise your description of Paul Zuromski's and Valentino Trubiani's business experience to disclose the month and year they held each of the positions listed. Please also include the month and year during which they were elected to their respective positions with Galea Life Sciences.

          The disclosure has been changed to reflect this comment.

     25. You disclose that Alison Rosenberg Cohen was elected a Director of the company in June 1990 and from 1988-1991 she held various positions with the company. Please disclose the titles of the positions she held. Please also supplementally explain how this is consistent with your disclosure on page I indicating that the company was incorporated in December 1992 and that the company's inception date listed in your financial statements is February 8, 1996.

          Ms. Cohen was a director of the predecessor company to Galea Life Sciences. Galea is considered the acquiror for accounting purposes.

     Item 6. Executive Compensation, page 12
     ---------------------------------------

     26. Please revise your Summary Compensation Table to disclose the dollar amount of the stock awards recognized for financial statement purposes in accordance with FASI23R. See Item 402(n)(2)(v) of Regulation S-K.

          This table has been revised to disclose the dollar amount of the stock awards.

     27. You disclose in footnote 1 that you intend to enter into an employment agreement with Paul Zuromski, but you have not paid Mr. Zuromski under this contract. Please clarify whether this agreement is effective. In addition, if the terms of the employment agreement are established, please file a copy of the employment agreement and disclose the terms in this section of your registration statement. Alternatively, please confirm that you will file a copy of the employment agreement once the terms are established.

          We have clarified this disclosure consistent with this comment

     28. Please disclose the date on which Mr. Zuromski was awarded 1 million common shares and the aggregate number of shares he has received in lieu of cash salary up to the date of effectiveness of the registration statement.

          We have disclosed that Mr. Zuromski was awarded the shares on 8/12/2009

     Item 7. Certain Relationships and Related Transactions, and Director
     --------------------------------------------------------------------
     Independence, page 12
     ---------------------

     29. On page 36, you disclose that you are indebted to two stockholders in the amount of approximately $431,000. Please confirm that these stockholders are not five percent or more stockholders. Alternatively, please provide the information required by Item 403 of Regulation S-K and file copies of the loan agreements as exhibits to this registration statement.

          These stockholders are not 5% holders. The notes were recapitalized as additional paid in capital.

     Item 9. Market Price of and Dividends on the Registrant's Common Equity and
     ---------------------------------------------------------------------------
     Related Stockholder Matters, page 13
     ------------------------------------

     30. Please disclose the frequency and amount of any cash dividends declared on each class of its common equity for the two most recent fiscal years and any subsequent interim period for which financial statements are required to be presented by Article 3 of Regulation S-x. If the company has paid no dividends to date, please so state. See Item 201(c) of Regulation S-K.

          We state that the Company has not paid any dividends on its common shares

     Item 10. Recent Sales of Unregistered Equity Securities, page 13
     -----------------------------------------------------------------

     31. Please file copies of the convertible debenture and warrants which you issued in February 2008 as exhibits to this registration statement. Please also revise your disclosure to disclose the exemption relied upon for this private offering and state briefly the facts relied upon to make the exemption available as required by Item 701 of Regulation S-K.

          The disclosures have been updated consistent with this comment.

     Item 11. Description of Securities to be Registered, page 14
     -------------------------------------------------------------

     32. You disclose that the description of your securities is subject to applicable Nevada law. Pursuant to your disclosure .on the cover page of this registration statement and your Certificate of Incorporation and By-laws filed as Exhibits 3.1 and 3.2, respectively, it appears that you are incorporated in Florida. Please revise or advise.

          This typographical error has been corrected

     33. Please expand your disclosure to describe your outstanding preferred stock, convertible debentures and warrants.

          This has been updated consistent with this comment.

     Item 15. Financial Statements and Exhibits, page 15
     ---------------------------------------------------

     34. Please file a copy of the loan agreement incurred by ITAQ in connection with the acquisition of a distribution license from a corporate stockholder in August 1996 as an exhibit to this registration statement. Please supplementally advise us if you are currently using this distribution license. If you are, please file a copy of this distribution license and describe the material terms of this distribution license in your business section, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions.

          The company does not utilize the license agreement.

     35. Please remove your references to Regulation S-B as that regulation is no longer applicable.

          All references to Regulation S-B have been removed.

     Consolidated Statements of Cash Flows, page 21
     ----------------------------------------------

     36. Please reconcile your cash flows from financing activities for the period from inception to October 31, 2008 to the amounts for the corresponding line items (i.e., loans payable - stockholders and other, note payable - affiliate, and debentures payable) disclosed on your balance sheet as of October 31, 2008. Please note that information on the Statements of Cash Flows should be provided on a gross basis unless it qualifies for netting.

          The differences between the balance sheet and the statement of cash flows are due to pre recapitalization activity. We have provided reconciliations in the attached schedule.

                            Galea Life Sciences, Inc.
                  Reconciliation of Cash Flows to Balance Sheet
                                   10/31/2008


          Loan payable - other
             Per balance sheet                        $     5,205
             Activity Pre Recapitalization                 (3,560)
                                                      -----------
             Per statement of cash flows              $     1,645
                                                      ===========

          Note payable - affiliate
             Per balance sheet                        $   495,928
             Activity Pre Recapitalization               (495,928)
                                                      -----------
             Per statement of cash flows              $      --
                                                      ===========

          Debentures payable
             Per balance sheet                        $ 2,688,167
             Activity Pre Recapitalization             (2,425,000)
             Convertible debenture - 10% Cap                 --
             Convertible debenture - Trafalgar               --
                                                      -----------
             Per statement of cash flows                  263,167
                                                      ===========

     37. Please clarify whether the Statements of Cash Flows are of Galea or Innovative Technology.

          The statement of cash flows is that of Galea. The heading has been changed accordingly.

     Notes to Consolidated Financial Statements, page 22
     ---------------------------------------------------

     38. Revise your disclosure to include a note that summarizes the rights and privileges of your securities outstanding. Specifically, disclose the liquidation and dividend rights related to your preferred securities. Refer to ASC 505-10-50-3. Also, label dividends as preferred within the statement of operations, and address the effect of dividends on your liquidity position within Management's Discussion and Analysis.

          Disclosures consistent with this comment have been made.

     Note 1 - Summary of Significant Accounting Policies, page 22
     ------------------------------------------------------------

     39. Revise your disclosure to include an accounting policy for each of your material balance sheet and statement of operations accounts. Specifically, address the following:

          o Include an accounting policy for your convertible debentures. You state on page 26, that the registration statement has not become effective; therefore, the value of the beneficial conversion feature cannot be measured as of October 31, 2008. Please tell us whether you have recorded a beneficial conversion feature for any of your convertible debt instruments, and the guidance that you have relied upon for your accounting.

          o Include an accounting policy for your warrants issued, and address whether your warrants are liability or equity classified. Specifically address how you considered the requirement that your warrants are subject to an effective registration statement, and identify the accounting guidance you relied upon to form your conclusion.

          The Company has changed Note 1 - Summary of Significant Accounting Policies to include:

          a.   The Company's policy regarding revenue recognition and
          b.   The Company's policy regarding financial instruments

          The Company has not recorded a beneficial conversion feature because the conversion price is in excess of the last issuance of stock which took place in 2006 (or 85% of market). It should be noted that there is currently no market for the Company's stock.

     Note 2 - Business Combinations, page 26
     ---------------------------------------

     40.  Please revise your disclosure as appropriate to address the following:

          o There is a discrepancy in your disclosure. You disclose on page 9 that ITAQ became the accounting acquirer and you became the accounting acquiree. However, on page 26, you disclose that ITAQ is considered for accounting purposes to be the acquiree.

          This has been corrected

          o Please clarify which of the pre-transaction company's stockholders' owned the controlling interest of the combined company subsequent to the transaction. You disclose on page 9 that the original stockholders of ITAQ owned the controlling interest of the combined company. However, on page 26, you disclose that your stockholders owned the controlling interest of the combined company.

          The disclosures have been clarified that after the merger transaction the ITAQ shareholders held a majority of the Company's stock

          o Thoroughly describe the transaction you entered into with ITAQ, including the business reasons for entering into the transaction, and the basis for your accounting for the transaction.

          Please see Note 2 as modified.

          o If the merger constituted a business combination, provide the cost of the acquisition and the amount assigned to each asset and liability of the acquired entity, clarifying which entity was the acquired entity for accounting purposes. Consider the need to provide financial statements pursuant to Rule 3-05 of Regulation S-x. If the merger was a recapitalization with a shell entity, please state that fact.

          It was a recapitalization.

          o Disclose which entity issued the shares and how many shares were issued to consummate the transaction.

          Note 2 has been modified and now states that 23,567,624 were issued to consummate the transaction.

     Condensed Statements of Cash Flows For the Three and Nine Months Ended July
     ---------------------------------------------------------------------------
     31, 2009 and 2008, and for the Period From February 8, 1996 (Inception) to
     --------------------------------------------------------------------------
     July 31, 2009, page 48
     ----------------------

     41. Please tell us whether you declared dividends on your preferred stock for the nine months ended July 31,2009, and how this amount is reflected within you cash flow statement.

     Dividends have been accrued but not paid and are included in the line item denoted as "Increase in accounts payable and accrued expenses."

     Notes to Condensed Financial Statements, page 49
     ------------------------------------------------

     42. Revise your disclosure to include your accounting policy for revenue recognition. Specifically address whether you recognize revenue on a net or gross basis, and identify the authoritative guidance that you relied upon for your accounting. If you recognize revenue on a net basis, disclose this on the face of your statement of operations; provide your analysis supporting your conclusion regarding this accounting treatment under ASC 605-45-45; and provide a detailed schedule of the items that reduce revenue.

          The Company has modified the notes to include its policy regarding revenue recognition. See Note 2 to the financial statements.

     43. Please tell us why you have not recorded an amount for cost of sales related to the products you sold in the nine months ended July 31, 2009. Additionally, disclose your accounting policy for inventory, or tell us why such disclosure is not necessary.

          The cost of product sold was expensed at the time of purchase because the Company had not intended to sell it. It was purchased for sampling and promotion. The Company has modified the notes to include its policy regarding revenue recognition. See Note 2 to the financial statements.

     4. Loan Payable-Stockholders, page 50
     -------------------------------------

     44. The disclosure states that the notes are non-interest bearing which conflicts with the disclosure on page 26 in Note 3 that states that the loan bears interest. Please reconcile the disclosure throughout the filing.

          The disclosures have been corrected and are now in agreement.


     The company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Sincerely,
     GALEA LIFE SCIENCES INC.

     By:/s/ Paul Zuromski
     Paul Zuromski
     President